UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2006

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 301 - 700 West Pender Street, Vancouver, BC V6C 1G8, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Exeter Resource Corporation (the “Company”)

1260 – 999 West Hastings Street

Vancouver, BC V6C 2W2

Item 2.	Date of Material Change

July 13, 2006

Item 3.	News Release

The Press Release dated July 13, 2006 was disseminated via Canada Stockwatch, CCN Mathews, and Market News and forwarded to the TSX Venture Exchange.

A copy of the Press Release is attached as Schedule “A”.

Item 4.	Summary of Material Change

The Company reported that ongoing resource expansion drilling at its La Cabeza gold project in Argentina has discovered a hidden high-grade vein within the Central Vein Zone.

Item 5.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Yale Simpson, Chairman

604.688.9592

Item 9.	Date of Report

Dated at Vancouver, BC, this 13 day of July 2006.

SCHEDULE “A”

For Immediate Release: July 13, 2006

EXETER DISCOVERS NEW HIGH GRADE GOLD VEIN AT LA CABEZA

Vancouver, B. C., July 13, 2006 – Exeter Resource Corporation (TSX-V: XRC, Frankfurt: EXB) reports that ongoing resource expansion drilling at its La Cabeza gold project in Argentina has discovered a hidden high-grade vein within the Central Vein Zone. Reverse circulation drill hole LCP-213 intersected 3 metres at a grade of 24.0 grams per tonne (“g/t”) gold from a vein interpreted to be sub-parallel to the known high grade veins that constitute the Central Vein Zone (“CVZ”). The vein is untested over a minimum potential strike length of 150 metres.

Separately, diamond drill hole LCD-111, also in the CVZ, has now confirmed the interpreted southerly plunge of known high- grade mineralization in the area, intersecting 1.0 metre grading 64.1 g/t gold at a down hole depth of 77.8 metres. Drill hole LCP-213 similarly confirmed the structural plunge, intersecting 3 metres of vein grading 15.8 g/t gold at a down hole depth of 45 metres.

The CVZ is one of several mineralized zones at La Cabeza that are being drilled in sufficient detail to finalize engineering and feasibility evaluations of the project. This zone is considered to be of particular importance to the project because of its high grade and proximity to surface. The zone may represent the northerly extension of the Cuello vein system that contains a significant portion of the known project resources. The CVZ was not included in the 2005 Development Study.

Details of the Drilling

The 700 metre-wide CVZ comprises at least five veins that have been individually identified by Exeter geologists. Drilling results have been received and interpreted for three new diamond drill holes and one new reverse circulation drill hole for the Labio East Vein. In addition drilling results are available for two diamond drill holes from the Labio West Vein. Refer to Exeter web site link (http://www.exeterresource.com/images/gallery/plans/plans_13.pdf) for further information on these drilling results.

Significant assay results from the latest Central Vein Zone drilling are as follows:

Vein	Drill Hole	From (metres)	To (metres)	Width (metres)	Gold grade (g/t)
Labio East	LCP-213	45	48	3	24.0
	including	45	46	1	55.5
		62	65	3	15.8
	LCD-77	30.0	32.0	2.0	2.5
	LCD-109	73.8	79	5.2	1.0
	LCD-111	77.2	79.8	2.6	26.5
	including	77.8	78.8	1.0	64.1
Labio West	LCD-75	29.1	32.0	2.9	4.2
	including	30.0	30.7	0.7	9.8
	LCD-76	45.2	45.8	0.6	19.0
		55.0	56.0	1.0	4.3
		69.0	71.1	2.1	2.0

At Labio East reverse circulation drill hole LCP-213 tested the vein zone 25 metres below LCP-199 and confirmed the southern high grade plunge within the vein system. Significantly, this drill hole also intersected high grade mineralization in a non-outcropping, sub-parallel vein located east of the main vein at Labio East. The new vein is untested for approximately 150 metres to the south.

Diamond drill hole LCD-109 tested the vein zone 25 metres below LCP-188 and also supports the southerly high grade plunge to this vein.

Drill hole LCD-77 confirmed the continuity of the gold mineralization to a vertical depth of approximately 25 metres. The hole was sited mid-way between two previous drill holes, located approximately 30 metres to the north and 30 metres to the south.

Diamond drill hole LCD-111 was a second step back hole and successfully intersected the plunging high grade zone at depth.

Additional drilling is planned at Labio East and is planned to continue to delineate the high grade plunge of the mineralization and to test the potential southern extensions of both the main Labio East vein system and the new high grade discovery within the sub parallel vein.

At Labio West diamond drill holes LCD-75 and LCD-76 have tested a 70 metre long segment of the more than 200 metre long zone. The drill holes intersected three intervals of gold mineralization at vertical depths, between 20 and 50 metres. Additional drilling is scheduled.

Detailed Re-assaying of Select Drill Holes

Mineralized sections of three previously-announced drill holes have been re-assayed as one metre drill intercepts to verify the 3 metre composite intercepts reported earlier. The following analyses confirm the high gold grades representative of the Labio East Vein.

Vein	Drill Hole	From (metres)	To (metres)	Width (metres)	Gold grade (g/t)
Labio East	LCP-188	29	38	9	40.9
	including	32	35	3	114.8
		41	44	3	2.1
	LCP-198	35	40	5	13.0
	including	37	38	1	39.7
	LCP-199	32	34	2	29.6
	including	32	33	1	40.7

Quality Control and Assurance

The gold assay results presented above are preliminary and have been calculated using a 0.5 g/t gold cut-off grade, with no cutting of high grades. All reverse circulation drill samples were collected using a cyclone in one metre intervals and most then composited into three metre samples. For selected drill holes the original drill samples are re-sampled at one metre intervals as a quality control check against the composite samples, to provide more detail for selected mineralized zones, and also to provide multi-element assay data to assist with the interpretation of the zones. All reverse circulation assay results in this news release represent the one metre re-assaying of the original drill samples. Samples were prepared at the ALS Chemex preparation facility in Mendoza and assayed by fire assay (50 gram charge) at the ALS Chemex laboratory in Chile.

Check assaying of all samples assaying greater than 1.0 g/t gold will be completed by ALS Chemex. Standard, blank and duplicate samples are used throughout the sample sequence as checks. Note that the drill widths presented above are drill intersection widths and may not represent true widths.

Matthew Williams, Exeter’s Exploration Manager and a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter is a technically-advanced, Canadian gold exploration company, focused on the discovery of epithermal gold and silver properties in Argentina and Chile. The current, four-rig, drilling program at its advanced, La Cabeza gold project is a key component of project development activities that include engineering, metallurgical, hydrological, and environmental studies.

In the prospective, Patagonia region of Argentina, Exeter has a strategic partnership with Cerro Vanguardia S.A, an AngloGold Ashanti subsidiary. The agreement provides Exeter with an option over 12 epithermal gold-silver properties in Santa Cruz, Rio Negro and Chubut provinces. Results from drilling on one of these properties, the Verde Silver Project, are awaited.

In Chile, Exeter is prospecting some 50 gold and silver targets under strategic agreements with Rio Tinto Mining and Exploration Limited.

In the Maricunga district of Chile, Exeter has a strategic agreement with Minera Anglo American Chile Limitada and Empresa Minera de Mantos Blancos S.A. (collectively Anglo American) on epithermal gold properties.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President

For further information, please contact:

Bryce Roxburgh, President or Rob Grey, Investor Relations	Suite 1260, 999 West Hastings Street
Tel: 604.688.9592	Fax: 604.688.9532	Vancouver, B.C. Canada V6C 2W2
Toll-free: 1-888-688-9592		exeter@exeterresource.com

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000-51016. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

Safe Harbour Statement - This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 referring to the current and future size, development, and commercial viability of the Company’s projects. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)
Date July 13, 2006
By: /s/ Paul C. MacNeill Paul C. MacNeill, Director